Delisting Determination, The Nasdaq Stock Market, LLC, September 20, 2024. Maquia Capital Acquisition Corporation.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Maquia Capital Acquisition Corporation, effective at the opening of the trading session on September 30, 2024. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules IM-5101-2 and 5620(a).
The Company was notified of the Staff determination on May 7, 2024. On May 13, 2024, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
On May 22, 2024, the Company received an additional delist determination for its failure to maintain compliance with Listing
Rule 5250(c)(1).
On July 9, 2024, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones.
On July 29, 2024, based on the Company failure to meet the terms of the amended Decision, the Panel determined to delist the Company.
Also on July 29, the Company requested that the Panel reconsidered its decision but the Panel declined to reconsidered the matter.
The Company securities were suspended on July 31, 2024.
The Company did not appeal the delist decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on September 12, 2024.